UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF OCTOBER, 2005

                        COMMISSION FILE NUMBER 000-21919


                       CHINA TECHNOLOGY GLOBAL CORPORATION
                 (Translation of registrant's name into English)



                  Unit 3611, 36/F, West Tower, Shun Tak Centre,
                         168-200 Connaught Road Central,
                                   Hong Kong.
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes [  ]         No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

On October 4, 2005, Michael J. Reiser resigned from the board of directors of China Technology Global Corporation due to other significant time commitments.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                CHINA TECHNOLOGY GLOBAL CORPORATION




                                By: /s/ YU WAI KIT
                                   ---------------------------------------------
                                   YU Wai Kit
Date:  October 18, 2005            Company Secretary



















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